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                             RENAL CARE GROUP, INC.
                         2100 West End Avenue, Suite 800
                           Nashville, Tennessee 37203
                                 (615) 345-5500



                                 April 19, 2001

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Renal Care Group, Inc. Registration Statement (the "Registration Statement") on Form S-3 (Reg. No. 333-47946)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant, Renal Care Group, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

         As disclosed in the Registration Statement, the Company was contractually obligated to file the Registration Statement in order to register for resale certain of those shares of the Company's $.01 par value Common Stock issued in connection with the Company's acquisition of Renal Disease Management by Physicians, Inc. In addition, the Company was obligated to maintain the Registration Statement's effectiveness only until such time as the holders of such shares became eligible to rely on Rule 144(d) under the Act for the sale of such shares. As of the date of this letter, the Company is no longer contractually obligated to maintain the effectiveness of the Registration Statement due to the expiration of such period.

         For the foregoing reasons, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

         If you have questions or comments about the foregoing, please call the undersigned at (615) 345-5500 or Steven L. Pottle of Alston & Bird LLP at (404) 881-7000.

                                            Sincerely,

                                            RENAL CARE GROUP, INC.



                                            By: /s/ Douglas B. Chappell
                                                -----------------------------
                                                    Douglas B. Chappell
                                                    Senior Vice President and
                                                    General Counsel

cc:   Steven L. Pottle, Esq.